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                     January 3, 2024

       Terig Hughes
       Chief Financial Officer
       VolitionRx Limited
       1489 West Warm Springs Road, Suite 110
       Henderson, NV 89014

                                                        Re: VolitionRx Limited
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-36833

       Dear Terig Hughes:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences